UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Grove Collaborative Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39957D102

(CUSIP Number)

Mike Wilkens

Volition Capital LLC

177 Huntington Avenue, 16th Floor

Boston, MA 02115

617-830-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Volition Capital Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,739,336 (excludes 1,600,683 shares of Class A Common Stock underlying Warrants)* (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,739,336 (excludes 1,600,683 shares of Class A Common Stock underlying Warrants)* (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,739,336 (excludes 1,600,683 shares of Class A Common Stock underlying Warrants)* (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9% (2)
14	TYPE OF REPORTING PERSON PN

*

The Warrants (as defined in Item 3 below) are excluded because they are not exercisable until the Warrant Exercise Date (as defined in Item 3 below) and, therefore, the Reporting Persons (as defined in Item 2(a) below) will not acquire beneficial ownership of such Warrants within sixty days. In addition, once exercisable, the exercise of the Warrants is subject to the Ownership Limitation (as defined in Item 3 below).

(1)	Represents 4,739,336 shares of Class A Common Stock underlying the Series A Convertible Preferred Stock. These securities are directly held by Volition Fund IV (as defined in Item 2(a) below). Volition Capital Advisors IV (as defined in Item 2(a) below) is the general partner of Volition Fund IV. The managing members of Volition Capital Advisors IV are Lawrence Cheng, a member of the Issuer’s Board (as defined in Item 2(a) below), Sean Cantwell and Roger Hurwitz. The Managing Members (as defined in Item 2(a) below) and Volition Capital Advisors IV may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	The calculation is based on 29,334,036 shares of Class A common stock (“Class A Common Stock”) issued and outstanding as of August 8, 2023 as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission (the “Commission”) on August 14, 2023 (the “Form 10-Q”) plus 4,739,336 shares of Class A Common Stock underlying the Series A Convertible Preferred Stock held by the Reporting Persons, which amount of shares may vary based on the applicable Conversion Rate (as defined in Item 3 below) .

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Volition Capital Advisors IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,739,336 (excludes 1,600,683 shares of Class A Common Stock underlying Warrants)* (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,739,336 (excludes 1,600,683 shares of Class A Common Stock underlying Warrants)* (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,739,336 (excludes 1,600,683 shares of Class A Common Stock underlying Warrants)* (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9% (2)
14	TYPE OF REPORTING PERSON OO
*

The Warrants are excluded because they are not exercisable until the Warrant Exercise Date and, therefore, the Reporting Persons will not acquire beneficial ownership of such Warrants within sixty days. In addition, once exercisable, the exercise of the Warrants is subject to the Ownership Limitation.

(1)	Represents 4,739,336 shares of Class A Common Stock underlying the Series A Convertible Preferred Stock. These securities are directly held by Volition Fund IV. Volition Capital Advisors IV is the general partner of Volition Fund IV. The Managing Members and Volition Capital Advisors IV may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	The calculation is based on 29,334,036 shares of Class A common stock issued and outstanding as of August 8, 2023 as reported by the Issuer in its Form 10-Q, plus 4,739,336 shares of Class A Common Stock underlying the Series A Convertible Preferred Stock held by the Reporting Persons, which amount of shares may vary based on the applicable Conversion Rate.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Lawrence Cheng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,739,336 (excludes 1,600,683 shares of Class A Common Stock underlying Warrants)* (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,739,336 (excludes 1,600,683 shares of Class A Common Stock underlying Warrants)* (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,739,336 (excludes 1,600,683 shares of Class A Common Stock underlying Warrants)* (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9% (2)
14	TYPE OF REPORTING PERSON IN

*

The Warrants are excluded because they are not exercisable until the Warrant Exercise Date and, therefore, the Reporting Persons will not acquire beneficial ownership of such Warrants within sixty days. In addition, once exercisable, the exercise of the Warrants is subject to the Ownership Limitation.

(1)

Represents 4,739,336 shares of Class A Common Stock underlying the Series A Convertible Preferred Stock. These securities are directly held by Volition Fund IV. Volition Capital Advisors IV is the general partner of Volition Fund IV. The Managing Members and Volition Capital Advisors IV may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

The calculation is based on 29,334,036 shares of Class A common stock issued and outstanding as of August 8, 2023 as reported by the Issuer in its Form 10-Q, plus 4,739,336 shares of Class A Common Stock underlying the Series A Convertible Preferred Stock held by the Reporting Persons, which amount of shares may vary based on the applicable Conversion Rate.

Item 1.	Security and Issuer

This joint statement on Schedule 13D (this “Statement”) is being filed by the undersigned, pursuant to Rule 13d-1(a) under the Act, with respect to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Grove Collaborative Holdings, Inc. (the “Issuer”), whose principal executive offices are located at 1301 Sansome Street, San Francisco, California 94111. Information given in response to each item herein shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)

This Statement is being filed by Volition Capital Fund IV, L.P. (“Volition Fund IV”) and Volition Capital Advisors IV, LLC (“Volition Capital Advisors IV” and together with Volition Fund IV, the “Reporting Entities”) and Lawrence Cheng (“Cheng”), a member of the Issuer’s board of directors (the “Board”), Sean Cantwell (“Cantwell”) and Roger Hurwitz (“Hurwitz” and together with Cheng and Cantwell, the “Managing Members”). The Reporting Entities and the Managing Members are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b)	The address of the business office of each Reporting Person is 177 Huntington Avenue, 16th Floor, Boston, MA 02115.

(c)

Each Reporting Entity is a venture capital investment entity. Each Managing Member is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The Managing Members are managing members of Volition Capital Advisors IV, the general partner of Volition Fund IV.

(d)	During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Volition Capital Advisors IV is a limited liability company organized under the laws of the State of Delaware. Volition Fund IV is a limited partnership organized under the laws of the State of Delaware. Each of the Managing Members is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On August 11, 2023 (the “Closing Date”), the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with Volition Fund IV, pursuant to which the Issuer issued and sold to Volition Fund IV (i) 10,000 shares (the “Preferred Shares”) of the Issuer’s Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) at a purchase price equal to $1,000 per share, (ii) a warrant to purchase 1,579,778 shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) at a price per share equal to $6.33 (the “Warrant”), and (iii) a warrant to purchase 20,905 shares of Class A Common Stock at a price per share equal to $0.01 (the “Penny Warrant” and, together with the Warrant, the “Warrants” and (i)-(iii) collectively, the “Private Placement”).

Series A Preferred Stock

In connection with the closing of the Private Placement, the Issuer also filed the Certificate of Designation of Series A Convertible Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Delaware on the Closing Date setting forth the terms, rights, obligations and preferences of the Series A Preferred Stock.

Ranking and Dividends

The Series A Preferred Stock shall rank prior and superior to all of the Class A Common Stock, Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and collectively with the Class A Common Stock, the “Common Stock”), and any other capital stock of the Issuer. The rights of the shares of Class A Common Stock, Class B Common Stock and other capital stock of the Issuer shall be of junior rank to and subject to the preferences and relative rights of the Series A Preferred Stock.

The Series A Preferred Stock has a liquidation preference of $1,000.00 per share (the “Liquidation Preference”). The holders of then outstanding shares of Series A Preferred Stock shall be entitled to receive, only when, as and if declared by the Issuer’s Board, out of any funds and assets legally available therefor, dividends at the rate of 6% per annum of the Liquidation Preference for each share of Series A Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Class A Common Stock payable in shares of Class A Common Stock).

Conversion and Redemption

Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class A Common Stock equal to the sum of (i) the amount determined by dividing (x) the Liquidation Price plus any declared but unpaid dividends to which such share of Series A Preferred Stock is then entitled by (y) the then-effective Conversion Preference in effect on the date the certificate is surrendered for conversion or notice is provided for non-certificated shares and (ii) the Subsequent Issuance Share Adjustment (collectively, the “Conversion Amount”). The “Conversion Price” for shares of Series A Preferred Stock shall initially be $2.11 (as adjusted for stock splits, combinations, stock dividends, recapitalizations and the like) per share (the “Conversion Rate”). The “Subsequent Issuance Share Adjustment” for shares of Series A Preferred Stock shall initially be equal to zero and shall be adjusted as set forth in Section 6(i) of the Certificate of Designation.

Cash will be paid in lieu of any fractional shares based on the closing market price of the Class A Common Stock on the conversion date. The Conversion Rate is subject to adjustment for customary anti-dilution protections, including for stock dividends, splits, and combinations, rights offerings, spin-offs, distributions of cash or other property (to the extent not participating on an as-converted basis) and above market self-tender or exchange offers. At any time from and after the seven-year anniversary of the Closing Date, the holders of at least a majority of the then-outstanding Preferred Shares may specify a date and time or the occurrence of an event by vote or written consent that all, and not less than all, outstanding Preferred Shares will automatically be, subject to certain exceptions and limitations, redeemed for an amount per share of Series A Preferred Stock equal to the Liquidation Preference plus all accrued or declared but unpaid dividends as of the redemption date and time.

Subject to certain exceptions, upon the occurrence of a fundamental change, voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, the Issuer will be required to pay an amount per share of Series A Preferred Stock equal to the greater of (i) $1,000.00 per share or (ii) the consideration per share of Series A Preferred Stock as would have been payable had all Preferred Shares been converted to Class A Common Stock immediately prior to the liquidation event, plus, in each case, the aggregate amount of all declared but unpaid dividends thereon to the date of final distribution to the holders of Series A Preferred Stock.

Voting and Consent Rights

Holders of Preferred Shares are entitled to vote with the holders of shares of Class A Common Stock on an as-converted to common basis at any annual or special meeting of stockholders of the Issuer, and not as a separate class, except as required by Delaware law.

Additionally, for so long as 50% of the Preferred Shares remain outstanding, the Issuer will be prohibited, without the consent of the holders of at least a majority of the Preferred Shares, from taking various corporate actions, including:

•

amend, modify or alter (A) the Certificate of Designation or (B) the Issuer’s certificate of incorporation (including by filing any new certificate of designation or elimination) or the Bylaws of the Issuer, in each case with respect to this clause (B) in a manner that adversely affects the rights, preference or privileges of the Series A Preferred Stock;

•	increase or decrease the authorized number of shares of Series A Preferred Stock or issue additional shares of Series A Preferred Stock;

•

authorize, create, issue or obligate itself to issue (by reclassification, merger or otherwise) any capital stock (or any class or series thereof) that has any rights, preferences or privileges senior to, or on a parity with, the Series A Preferred Stock (a “New Security”) unless the holders of Series A Preferred Stock are offered the opportunity to participate in the offering of the New Security pursuant to Section 9.2 of the Subscription Agreement; or

•

authorize, create, issue or obligate itself to issue, assume, incur or guarantee any indebtedness, that is not included in the Issuer’s budget approved by the Board or otherwise approved by the Board other than (1) the issuance of up to an aggregate of $2,500,000 of indebtedness or (2) trade payables incurred in the ordinary course of business.

Restrictions on Transfer

The holders of Series A Preferred Stock are permitted to transfer their Preferred Shares subject to any applicable legends or legal restrictions arising under applicable law, subject to completion of certain procedures.

Warrants

The Warrants have a three-year term. The Warrants also provide for an exercise on a cash or cashless net exercise basis at any time on or after the date that is six months following the Closing Date (the “Warrant Exercise Date”).

Registration Rights

The Issuer has agreed that within 30 days after the Closing Date, the Issuer will file a registration statement to register the resale of all the shares of Class A Common Stock issuable upon conversion or exercise of the Preferred Shares or Warrants.

Participation Rights

The Subscription Agreements provides Volition Fund IV, for so long as Volition Fund IV and its affiliates continues to hold or beneficially own at least 20% of the Preferred Shares, with a right to participate as investors in future financing transactions by the Issuer. The right is limited to financing transactions involving equity securities or securities exercisable or convertible for equity securities of the Issuer, subject to certain exemptions, and will provide Volition Fund IV the right to buy a number of new securities, on the same terms and conditions offered to other potential investors, necessary for Volition Fund IV to maintain its pro rata ownership percentage in the Issuer as set forth in the Subscription Agreement.

Beneficial Ownership and Voting Limitations

The Certificate of Designation and the Warrants include certain provisions that prevent Volition Fund IV from converting its Preferred Shares, voting its Preferred Shares on an as-converted-to-Class A Common Stock basis or exercising its Warrants, as applicable, to the extent such action would result in the Volition Fund IV beneficially owning or voting in excess of 19.99% of the Issuer’s outstanding Class A Common Stock (the “Ownership Limitation”).

The foregoing descriptions of the Certificate of Designation, Warrant, Penny Warrant, the Subscription Agreement and the transactions contemplated thereby are only summaries and do not purport to be complete, and are qualified in its entirety by reference to the full text of such instruments, copies of which are attached to the Issuer’s Current Report on Form 8-K filed with the Commission on August 14, 2023, as Exhibit 3.1, Exhibit 4.1, Exhibit 4.2 and Exhibit 10.1, respectively, which are filed as Exhibits 2 through 5, respectively, to this Statement and incorporated herein by reference.

All shares of the capital stock of the Issuer purchased by each Volition Fund IV have been purchased using investment funds provided to Volition Fund IV by its limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4.	Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Class A Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Class A Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Cheng is a member of the Board. In addition, Cheng, in his capacity as a director, may be entitled to receive standard compensation payable to non-employee directors of the Issuer. Cheng has waived his right to receive standard compensation payable to non-employee directors.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of Volition Fund IV, the general partner and limited partners of Volition Fund IV may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement are incorporated herein by reference.

Indemnification Agreement

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Cheng. The indemnification agreement requires the Issuer, among other things, to indemnify Cheng for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Cheng in any action or proceeding arising out of his service as a director. The terms and provisions of the indemnification agreement are described more fully in the Issuer’s Registration Statement on Form S-4/A (as described in Item 7 below), and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 6 to this Statement and is incorporated herein by reference.

Cheng, in his capacity as a director, may be entitled to receive standard compensation payable to non-employee directors of the Issuer. Cheng has waived his right to receive standard compensation payable to non-employee directors.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated August 21, 2023, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Certificate of Designation of Series A Convertible Preferred Stock of Grove Collaborative Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Form 8-K filed by the Issuer with the Commission on August 14, 2023)

Exhibit 3:	Warrant to Purchase Class A Common Stock, dated as of August 11, 2023 by and between Grove Collaborative Holdings, Inc., and Volition Capital Fund IV, L.P. (incorporated by reference to Exhibit 4.1 of the Form 8-K filed by the Issuer with the Commission on August 14, 2023)

Exhibit 4:	Warrant to Purchase Class A Common Stock, dated as of August 11, 2023 by and between Grove Collaborative Holdings, Inc., and Volition Capital Fund IV, L.P. (incorporated by reference to Exhibit 4.2 of the Form 8-K filed by the Issuer with the Commission on August 14, 2023)

Exhibit 5:	Subscription Agreement, dated as of August 11, 2023, by and between Grove Collaborative Holdings, Inc., and Volition Capital Fund IV, L.P. (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer with the Commission on August 14, 2023)

Exhibit 6:	Form of Director and Officer Indemnification Agreement by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-4/A, filed with the Commission on May 10, 2022).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2023

VOLITION CAPITAL FUND IV, L.P.

By:	Volition Capital Advisors IV, LLC
Its:	General Partner

By:	/s/ Lawrence Cheng
Lawrence Cheng, Managing Member

VOLITION CAPITAL ADVISORS IV, LLC

By:	/s/ Lawrence Cheng
Lawrence Cheng, Managing Member

/s/ Lawrence Cheng
Lawrence Cheng